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United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

AuRico Gold Inc.
(Name of Subject Company (issuer))

AuRico Gold Inc. (Issuer)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Shares, No Par Value
(Title of Class of Securities)

05155C105
(CUSIP Number of Class of Securities)

AuRico Gold Inc.
Attention: Trent C. A. Mell
Executive Vice President, Corporate Affairs
110 Yonge Street, Suite 1601
Toronto, Ontario, M5C 1T4
CANADA
(647) 260 - 8880

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
 Andrew Grossman
Norton Rose Canada LLP
Suite 3800, Royal Bank Plaza, South Tower
200 Bay Street
Toronto, Ontario, M5J 2Z4
(416) 216-4000

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

US$300,000,000	US$40,920

(1)
Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase for not more than US$300,000,000 for an aggregate of up to 36,144,578 common shares of AuRico Gold Inc. at a purchase price of not more than US$9.30 and not less than US$8.30 per share in cash.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals US$136.40 per US$1,000,000 of the value of the transaction.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐ third-party tender offer subject to Rule 14d-1.

  ☒ issuer tender offer subject to Rule 13e-4.

  ☐ going-private transaction subject to Rule 13e-3.

  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates to the offer by AuRico Gold Inc., a corporation incorporated in Ontario, Canada ("AuRico" or the "Corporation"), to the holders of its common shares, without par value (the "Shares"), to purchase up to an aggregate amount of US$300,000,000 of Shares at a price of not more than US$9.30 per Share and not less than US$8.30 per Share in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 2012 (the "Offer to Purchase"), the accompanying Issuer Bid Circular (the "Circular"), and the related Letter of Transmittal and Notice of Guaranteed Delivery which, collectively, as amended or supplemented from time to time, constitute the "Tender Offer". This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) and Rule 13e-4(d)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.

Item 1.    Summary Term Sheet

The information under the heading "Summary Term Sheet," included in Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2.    Subject Company Information

(a)
The name of the issuer is AuRico Gold Inc. The address of the issuer's principal executive offices is 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Canada. The telephone number at the principal executive offices is (416) 216-4000.

(b)
The subject securities are common shares, without par value, of AuRico. As of December 14, 2012, there were 282,291,947 Shares outstanding.

(c)
Information about the trading market and price of the Shares is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the headings "Section 6—Price Range and Trading Volume of the Shares".

Item 3.    Identity and Background of Filing Person

(a)
The filing person to which this Schedule TO relates is AuRico Gold Inc. The address and telephone number of AuRico is set forth under Item 2(a) above. The names of the directors and executive officers of AuRico are as set forth in the Circular, included in Exhibit (a)(1)(A), under the heading "Section 10—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares—Ownership of Securities of the Corporation", and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of AuRico is c/o AuRico Gold Inc., 110 Yonge Street, Suite 1601, Toronto, Ontario, M5C 1T4, Canada; (416) 216-4000.

Item 4.    Terms of the Transaction

(a)
The material terms of the transaction are incorporated herein by reference from the "Summary Term Sheet", the Offer to Purchase and the Circular, included in Exhibit (a)(1)(A). There will be no material differences in the rights of security holders as a result of this transaction.

(b)
The details regarding purchases from officers, directors or affiliates of AuRico Gold Inc. are incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading "Section 11—Acceptance of Offer and Arrangements with Shareholders".

Item 5.    Past Contacts, Transactions, Negotiations and Agreements

(e)
Except for the agreements involving AuRico's Shares described in (and incorporated herein by reference from) the Circular under the headings "Section 9—Previous Distributions", and "Section 10—Interests of Directors and Officers; Transactions and Arrangements Concerning Shares", and the agreements relating to the convertible securities described below, none of the Corporation, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to the Shares or with respect to any of

  AuRico's securities, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

  As a result of the acquisition of Northgate Minerals Corporation ("Northgate") on October 26, 2011 and the subsequent amalgamation of Northgate and the Corporation, AuRico assumed and became the issuer of US$170,000,000 of convertible senior notes (the "Notes") that were originally issued by Northgate in October 2010. The Notes pay interest semi-annually at a rate of 3.50% per annum, and mature on October 1, 2016. The holders of the Notes may, within specified time periods, convert their Notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of Shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per US$1,000 principal amount of the Notes is equal to or less than 97% of the product of the closing sale price of the Shares and the applicable conversion rate; (3) the Notes are called for redemption by AuRico; (4) upon the occurrence of specified corporate transactions; and (5) a "delisted event" occurs and is continuing. In addition, the Notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the Notes. The conversion rate following the acquisition of Northgate and the subsequent amalgamation was initially 89.41697 Shares per US$1,000 principal amount of Note and is subject to adjustment as provided in the indenture under which the Notes were issued. As at December 17, 2012, $167,000,000 of Notes were outstanding with an effective conversion rate of US$11.18. Upon conversion, AuRico may settle the obligation either in Shares, or in cash at an equivalent value. The conversion rights with respect to the Notes, and the other terms and conditions of the Notes, are set out in the Indenture filed as Exhibit (d)(1) to this Schedule TO, the First Supplemental Indenture filed as Exhibit (d)(2) to this Schedule TO, and the Second Supplemental Indenture filed as Exhibit (d)(3) to this Schedule TO, and each incorporated herein by reference.

  AuRico issued 835,000 warrants (the "Warrants") to UBS Securities Canada Inc. ("UBS") in satisfaction of certain advisory fees for services provided by UBS to the Corporation. Each Warrant is exercisable into one Common Share at a price of C$9.52 per Common Share until October 26, 2013. UBS acted as financial advisor and capital markets advisor to AuRico in connection with the Corporation's acquisition of Northgate. As at December 17, 2012, 835,000 Warrants were outstanding.

  AuRico issued 750,000 warrants (the "UBS Warrants") to UBS in satisfaction of certain advisory fees for services provided by UBS to the Corporation in connection with AuRico's acquisition of Capital Gold Corporation on April 8, 2011 (the "Capital Gold Acquisition"). Each UBS Warrant is exercisable into one Common Share at a price of C$10.13 per Common Share until April 8, 2013. UBS acted as financial advisor and capital markets advisor to the AuRico in connection with the Capital Gold Acquisition. As at December 17, 2012, 750,000 UBS Warrants were outstanding.

Item 6.    Purposes of the Transaction and Plans or Proposals

(a)
Information regarding the purpose of the transaction is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading "Section 3—Purpose and Effect of the Offer".

(b)
The Shares purchased in the Tender Offer will be cancelled by the Corporation.

(c)
Information about plans and proposals is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the headings:

•
"Section 3—Purpose and Effect of the Offer";

•
"Section 7—Dividend Policy"; and

•
"Section 10—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares".

Except for the previously announced appointment of Robert J. Chausse as Chief Financial Officer of the Corporation effective January 21, 2013, referred to under the heading "Section 1—AuRico Gold Inc.—Recent Developments" in the Circular, neither the Corporation nor any of its directors or executive officers is aware of any plans, proposals or negotiations that would result in (i) any extraordinary transaction involving the Corporation or any of its subsidiaries, (ii) any purchase, sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries, (iii) any change in the present board of directors or management of the Corporation, or (iv) any changes in Aurico's articles of incorporation, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Corporation.

Item 7.    Source and Amount of Funds or Other Consideration

(a)
Information regarding the source of funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading "Section 20—Source of Funds".

(b)
Financing will not be required in connection with the Tender Offer.

(d)
None of the consideration for the Tender Offer will be borrowed. AuRico will use available cash on hand to fund the Tender Offer.

Item 8.    Interest in Securities of the Subject Company

(a)
The information in the Circular, included in Exhibit (a)(1)(A), under the heading "Section 10—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" is incorporated herein by reference.

(b)
The information in the Circular, included as Exhibit (a)(1)(A), under the heading "Section 10—Interest of Directors and Officers; Transactions and Arrangements Concerning Shares—Transactions in Shares" is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used

(a)
Information in the Circular, included in Exhibit (a)(1)(A), under the headings "Section 21—Dealer Managers", "Section 22—Depositary" and "Section 23—Fees and Expenses" is incorporated herein by reference.

Item 10.    Financial Statements

(a)-(b) Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and AuRico is a public reporting company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.

Item 11.    Additional Information.

(a)(1) The information in the Circular, included in Exhibit (a)(1)(A), under the heading "Section 10—Interest of Directors and Officers, Transactions and Arrangements Concerning Shares" is incorporated herein by reference. Other than as set forth in the Offer to Purchase and the Circular, the Corporation is not aware of any present or proposed material agreement, arrangement, understanding or relationship between the Corporation and any of its executive officers, directors, controlling persons or subsidiaries.

(a)(2) The information in the Circular, included as Exhibit (a)(1)(A), under the heading "Section 19—Legal Matters and Regulatory Approvals" is incorporated herein by reference.

(a)(3) Not applicable.

(a)(4) The information in the Circular, included as Exhibit (a)(1)(A), under the heading "Section 3—Purpose and Effect of the Offer—Additional Securities Law Considerations" is incorporated herein by reference.

(a)(5) None.

(b) The information set forth under the heading "Summary Term Sheet," and the information set forth in the Offer to Purchase, the Circular and the related Letter of Transmittal and Notice of Guaranteed Delivery, as each may be amended or supplemented from time to time, is incorporated herein by reference.

Item 12.    Exhibits

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 17, 2012 and the accompanying Issuer Bid Circular.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(d)(1)	Indenture, dated as of October 5, 2010, among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(2)	First Supplemental Indenture, dated as of October 5, 2010, among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d) (2) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(3)	Second Supplemental Indenture, dated as of October 26, 2011, among Northgate, the Corporation, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(4)	AuRico Gold Stock Option Plan (incorporated by reference from Exhibit 4.1 of the Corporation's Form S-8 filed on June 23, 2011).
(d)(5)	AuRico Gold Employee Share Purchase Plan (incorporated by reference from Exhibit 4.2 of the Corporation's Form S-8 filed on June 23, 2011).
(d)(6)	AuRico Gold Deferred Share Unit Plan (filed herewith).
(g)	None.
(h)	None.

Item 13.    Information Required by Schedule 13E-3

Not applicable.

 Signature

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ TRENT C.A. MELL
Name:	Trent C.A. Mell
Title:	Executive Vice President, Corporate Affairs
Date:	December 18, 2012

 INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated December 17, 2012 and the accompanying Issuer Bid Circular.
(a)(1)(B)	Letter of Transmittal.
(a)(1)(C)	Notice of Guaranteed Delivery.
(d)(1)	Indenture, dated as of October 5, 2010, among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(1) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(2)	First Supplemental Indenture, dated as of October 5, 2010, among Northgate, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d) (2) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(3)	Second Supplemental Indenture, dated as of October 26, 2011, among Northgate, the Corporation, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as co-trustee (incorporated by reference from Exhibit (d)(3) to the Corporation's Schedule TO filed on November 23, 2011).
(d)(4)	AuRico Gold Stock Option Plan (incorporated by reference from Exhibit 4.1 of the Corporation's Form S-8 filed on June 23, 2011).
(d)(5)	AuRico Gold Employee Share Purchase Plan (incorporated by reference from Exhibit 4.2 of the Corporation's Form S-8 filed on June 23, 2011).
(d)(6)	AuRico Gold Deferred Share Unit Plan (filed herewith).
(g)	None.
(h)	None.

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  Item 1. Summary Term Sheet
  Item 2. Subject Company Information
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 5. Past Contacts, Transactions, Negotiations and Agreements
  Item 6. Purposes of the Transaction and Plans or Proposals
  Item 7. Source and Amount of Funds or Other Consideration
  Item 8. Interest in Securities of the Subject Company
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used
  Item 10. Financial Statements
  Item 11. Additional Information.
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
Signature
INDEX TO EXHIBITS